International Surfacing, Inc.
                                  5 Erie Street
                           Garfield, New Jersey 07026
                                 (973) 253-6131





                                                     November 10, 2004




VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                  Re: International Surfacing, Inc. (the "Company") Registration Statement on Form SB-2
                           Initially Filed May 27, 2003
                           File No. 333-105569

Ladies and Gentlemen:

     We previously filed the above-referenced Form SB-2 registration statement, which was amended on October 1, 2003, November 17, 2003, December 31, 2003, July 8, 2004 and July 19, 2004. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company elected to not proceed with the offering therein. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact Stephen M. Fleming, Esq., our attorney, at 212-398-1494.

     Thank you for your assistance in this matter.


                                            INTERNATIONAL SURFACING, INC.


                                            By: /s/ Samuel Serritella
                                                    -----------------
                                                    Samuel Serritella
                                                    CEO